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WWW.EMTH.COM

May 2, 2011

VIA EDGAR AND COURIER

David S. Lyon, Esq.

Senior Attorney

U.S. Securities and Exchange Commission

Room 4460, Mail Stop 4720

Station Place 2

100 F Street, N.E.

Washington, D.C. 20549

Re:	State Investors Bancorp, Inc.

Pre-Effective Amendment No. 2 to the Registration Statement on Form S-1

File No. 333-172659

Dear Mr. Lyon:

Please find enclosed two copies of Pre-Effective Amendment No. 2 to the Registration Statement on Form S-1 of State Investors Bancorp, Inc. as filed with the Securities and Exchange Commission today, May 2, 2011. Please note that the copies have been marked to show changes from Pre-Effective Amendment No. 1, as filed with the Securities and Exchange Commission on April 18, 2011. The following is a summary of the changes:

•	The section “Recent Developments of State-Investors Bank” has been added, beginning on page 16.

Please do not hesitate to call me at 202-719-1816 if you have any questions or if I can be of assistance in any way.

As always, the Staff’s cooperation is greatly appreciated.

Very truly yours,

/s/ Eric M. Marion

Eric M. Marion

Enclosures